FAIRFAX  News Release
TSX Stock Symbol:  (FFH and FFH.U)

TORONTO, March 20, 2014

FAIRFAX ANNOUNCES ACQUISITION OF SHARES OF TORSTAR

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announced today that it has acquired, through certain of its subsidiaries, 2,385,350 Class B non-voting shares (“Class B Shares”), representing 3.4% of the outstanding Class B Shares of Torstar Corporation (“Torstar”), bringing its total holdings in Torstar to 15,899,650 Class B Shares or approximately 22.7% of the total Class B Shares outstanding.  The shares were purchased through the facilities of the Toronto Stock Exchange at a price of $5.35 per Class B Share for investment purposes.  The purchase was made in reliance on the normal course purchase exemption in section 100 of the Securities Act (Ontario).  Fairfax continually reviews its investment alternatives and may purchase additional shares of Torstar from time to time in accordance with applicable laws.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946